07022216

28 March 2007

Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2200
Main +852 2292 2000
Fax +852 2292 2200

BEST AVAILABLE COPY

RECEIVED 2007

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-1867

Re: Applied Development Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Applied Development Holdings Limited (the "Company"), SEC File No. 82-1867, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's Interim Report 2007 for the six months ended December 31, 2006;

(2) The Company's announcement regarding Interim Results for the six months ended December 31, 2006, dated March 9, 2007; published (in English language) in China Daily and (in Chinese language) in the Hong Kong Economic Times; and

(3) The Company's announcement regarding unusual price & volume movement and recent developments in the stock purchase & joint venture agreement, dated

Dlw 4/4

January 30, 2007; published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Applied Development Holdings Ltd.

44021\0001\01

HK 1130248 v2
3/30/07 8:26 AM (44021.0001)

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司

(Incorporated in Bermuda with limited liability)

(於百慕達註冊成立之有限公司)

Stock Code 股份代號 : 519

Interim Report 2007 中期報告



CORPORATE INFORMATION
公司[illegible]

BOARD OF DIRECTORS
[illegible]

Executive Directors:
執行[illegible]

Hung Kin Sang, Raymond *(Managing Director)*
Hung Wong Kar Gee, Mimi *(Chairman)*
Fang Chin Ping
Hung Kai Mau, Marcus

[illegible]

Independent Non-executive Directors:
獨立非執行董事：

Soo Hung Leung, Lincoln J.P.
Lo Yun Tai
Lun Tsan Kau
Lam Ka Wai, Graham

[illegible]

COMPANY SECRETARY
公司秘書

Lee Wai Fun, Betty

[illegible]

REGISTERED OFFICE
註冊辦事處

In Hong Kong
Units 3402-3, 34th Floor
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

香港
[illegible]
[illegible]168-200[illegible]
[illegible]
[illegible]
34[illegible]3402-3[illegible]

In Bermuda
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

百慕達
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

SHARE REGISTRAR IN HONG KONG
在香港之股份登記處

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

[illegible]
[illegible]
[illegible]183[illegible]
[illegible]46[illegible]

SHARE REGISTRAR IN BERMUDA
在百慕達之股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

PRINCIPAL BANKERS
主要銀行

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
The Bank of East Asia, Limited
Nanyang Commercial Bank, Ltd.

[illegible]

AUDITORS
核數師

Deloitte Touche Tohmatsu

[illegible]

SOLICITORS
律師

Richards Butler
Sidley Austin Brown & Wood

[illegible]

The Board of Directors (the "Directors") of Applied Development Holdings Limited (the "Company") announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2006 as follows:

[illegible]截至二零零六年十二月三十一日止六個月之未經審核簡明綜合中期財務報表如下：

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31 December 2006

簡明綜合收益表

截至二零零六年十二月三十一日止六個月

		Notes 附註	Six months ended 截至六個月止 31/12/2006 二零零六年 十二月三十一日 (Unaudited) (未經審核) HK$'000 千港元	 31/12/2005 二零零五年 十二月三十一日 (Unaudited) (未經審核) HK$'000 千港元
Turnover	營業額	2	64,681	59,192
Cost of sales	銷售成本		(57,205)	(50,921)
Gross profit	毛利		7,476	8,271
Increase in fair value of investment properties	投資物業之公允值增加		5,000	6,200
Other operating income	其他經營收入		810	6,338
Distribution costs	分銷成本		(790)	(867)
Administrative expenses	行政開支		(13,477)	(15,475)
Interest income	利息收入		506	216
Investment income	投資收入		241	46
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益		–	140
Gain on disposal of available-for-sale investments/other securities	出售可供出售投資／其他證券之收益		1,868	649
Gain on disposal of subsidiaries	出售附屬公司之收益		12,000	–
Profit from operations	經營溢利		13,634	5,518
Finance costs	融資成本		(2,083)	(2,287)
Profit before taxation	除稅前溢利	3	11,551	3,231
Income tax	所得稅	4	–	–
Profit after taxation	除稅後溢利		11,551	3,231
Attributable to:	應佔：			
Equity holders of the Company	本公司股權持有人		11,551	3,006
Minority interests	少數股東權益		–	225
Profit after taxation	除稅後溢利		11,551	3,231
Earnings per share	每股盈利	5		
Basic	一基本		1.33 cents	0.34 cents

CONSOLIDATED BALANCE SHEET
At 31 December 2006

綜合資產負債表

		Notes 附註	31/12/2006 (Unaudited) HK$'000 二零零六年十二月三十一日 (未經審核) 千港元	30/6/2006 (Audited) HK$'000 [illegible]
ASSETS AND LIABILITIES	**資產及負債**			
Non-current assets	**非流動資產**			
Investment properties	投資物業	6	212,500	207,500
Property, plant and equipment	物業、廠房及設備		174,140	171,307
Prepaid lease payments – non-current portion	預付租賃付款 – 非流動部份		2,003	2,003
Other assets	其他資產		1,845	1,701
Available-for-sale investments	可供出售投資		4,281	26,391
			394,769	408,902
Current assets	**流動資產**			
Inventories	存貨		1,893	2,256
Trade and other receivables	貿易及其他應收款項	7	69,470	46,660
Prepaid lease payments – current portion	預付租賃付款 – 流動部份		46	46
Pledged bank deposits	已抵押銀行存款		3,119	3,059
Bank balances and cash	銀行結餘及現金		31,023	37,836
			105,551	89,857
Current liabilities	**流動負債**			
Trade and other payables	貿易及其他應付款項	8	6,306	10,021
Tax payable	應付稅項		1,084	1,084
Bank and other borrowings – due within one year	銀行及其他借貸 – 於一年內到期		20,332	16,145
Obligations under finance leases – due within one year	融資租約承擔 – 於一年內到期		3,980	3,732
			31,702	30,982
Net current assets	**流動資產淨額**		73,849	58,875
Total assets less current liabilities	**總資產減流動負債**		468,618	467,777
Non-current liabilities	**非流動負債**			
Bank and other borrowings – due after one year	銀行及其他借貸 – 於一年後到期		22,977	24,846
Obligations under finance leases – due after one year	融資租約承擔 – 於一年後到期		3,794	3,412
			26,771	28,258
NET ASSETS	**資產淨額**		441,847	439,519
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本	9	8,913	9,100
Treasury shares	庫存股份		(8,911)	(8,911)
Reserves	儲備		440,987	436,472
Equity attributable to equity holders of the Company	**本公司股權持有人應佔權益**		440,989	436,661
Minority interests	**少數股東權益**		858	858
TOTAL EQUITY	**權益總額**		441,847	439,519

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the six months ended 31 December 2006

簡明綜合股本變動報表 (未經審核)

截至二零零六年十二月三十一日止六個月

	Attributable to equity holders of the Company													
	Share capital HK$'000	Treasury shares HK$'000	Shares premium account HK$'000	Share options reserve HK$'000	Investment revaluation reserve HK$'000	Other reserve HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Distributable reserve HK$'000	Translation reserve HK$'000	Retained profit HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1 July 2005 [illegible]	9,372	(12,540)	-	-	604	5,551	10,531	216,051	33,801	(2,439)	[illegible]	[illegible]	70,298	[illegible]
[illegible]	-	-	-	-	-	-	-	(31,453)	-	-	54,002	22,549	-	22,549
At 1 July 2005, as restated [illegible]	9,372	(12,540)	1	-	604	2,551	10,531	[illegible]	33,861	(2,439)	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	-	-	-	-	(531)	-	-	-	-	-	-	(531)	-	(531)
Repurchase of own shares [illegible]	(157)	-	-	-	-	-	157	-	-	-	[illegible]	[illegible]	-	[illegible]
Net profit for the period [illegible]	-	-	-	-	-	-	-	-	-	-	[illegible]	[illegible]	225	[illegible]
At 31 December 2005, as restated [illegible]	[illegible]	(12,540)	1	-	[illegible]	2,551	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
At 1 July 2006 [illegible]	[illegible]	[illegible]	1	[illegible]	[illegible]	2,551	[illegible]	[illegible]	[illegible]	65	[illegible]	[illegible]	[illegible]	[illegible]
Repurchase of own shares [illegible]	[illegible]	-	-	-	-	-	157	-	-	-	[illegible]	[illegible]	-	[illegible]
[illegible]	-	-	-	-	227		-	-	-	-	-	227	-	227
[illegible]	-	-	-	-	-	-	-	[illegible]	-	-	-	[illegible]	-	[illegible]
Profit for the period [illegible]	-	-	-	-	-	-	-	-	-	-	[illegible]	[illegible]	-	[illegible]
At 31 December 2006 [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
簡明綜合現金流量表

For the six months ended 31 December 2006

[illegible]

		31/12/2006 HK$'000 二零零六年 十二月三十一日 千港元	31/12/2005 HK$'000 二零零五年 十二月三十一日 千港元
Net cash used in from operating activities	經營活動所用之現金淨額	(24,242)	(24,239)
Net cash generated from investing activities	投資活動所得之現金淨額	24,581	4,598
Net cash (used in)/generated from financing activities	融資活動(所用)/所得之現金淨額	(8,547)	6,686
Net decrease in cash and cash equivalents	現金及現金等價物減少淨額	(8,208)	(12,955)
Cash and cash equivalents at beginning of the period	本期初之現金及現金等價物	33,065	16,941
Cash and cash equivalents at end of the period	本期終之現金及現金等價物	24,857	3,986
Analysis of the balances of cash and cash equivalents	現金及現金等價物結餘之分析		
Bank balances and cash	銀行結餘及現金	31,023	9,870
Bank overdrafts	銀行透支	(6,166)	(5,884)
		24,857	3,986

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 31 December 2006

簡明財務報表附註

截至二零零六年十二月三十一日止六個月

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Accounting Standard No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those set out in the 2006 Annual Report. The following new standards, amendments to standards and interpretations which are relevant to its operations are mandatory for financial year ending 30 June 2007:

1. 編製基準及會計政策

簡明綜合中期財務報表乃未經審核，惟已由本公司之審核委員會審閱。

本未經審核簡明綜合中期財務報表乃按照香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄16之適用披露規定及香港會計師公會（「香港會計師公會」）所頒佈之香港會計準則第34號「中期財務報告」編製。

編製本未經審核簡明綜合中期財務報表所採用之會計政策與二零零六年年報所採用者一致。以下與其營運有關的新訂會計準則、準則之修訂本及詮釋於截至二零零七年六月三十日止財政年度均強制執行。

HKAS 19 (Amendment) 香港會計準則第19號（修訂本）	Actuarial gains and losses, group plans and disclosures 精算盈虧、集團計劃及披露
HKAS 21 (Amendment) 香港會計準則第21號（修訂本）	Net investment in a foreign operation 海外業務之淨投資
HKAS 39 (Amendment) 香港會計準則第39號（修訂本）	Cash flow hedge accounting of forecast intragroup transactions 預測集團內部交易之現金流量對沖會計法
HKAS 39 (Amendment) 香港會計準則第39號（修訂本）	The fair value option 公平值期權
HKAS 39 & HKFRS 4 (Amendments) 香港會計準則第39號及香港財務報告準則第4號（修訂本）	Financial guarantee contracts 財務擔保合約
HKFRS 6 香港財務報告準則第6號	Exploration for and evaluation of mineral resources 礦產資源之勘探及評估
HKFRS – INT 4 香港財務報告準則－詮釋第4號	Determining whether an arrangement contains a lease 釐定一項安排是否包括租賃

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

1. 編製基準及會計政策(續)

HKFRS – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds
香港財務報告準則－詮釋第5號	解除運作、復原及環境修復基金所產生權益之權利
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment
香港(國際財務報告準則詮釋委員會)－詮釋第6號	參與特定市場－廢棄電力及電子設備產生之負債
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial reporting in hyperinflationary economies
香港(國際財務報告準則詮釋委員會)－詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中之財務報告」採用重列法
HK(IFRIC) – INT 8	Scope of HKFRS 2
香港(國際財務報告準則詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範圍
HK(IFRIC) – INT 9	Reassessment of embedded derivatives
香港(國際財務報告準則詮釋委員會)－詮釋第9號	內含衍生工具之重估

The adoption of new/revised did not result in substantial changes to the Group's results of operations and financial position.

採納新訂／經修訂香港會計準則對本集團的業績與經營及財政狀況並無重大影響。

The following new standards, amendments to standards and interpretations relevant to the Group's operations have been issued but are not effective for annual accounts for the year ending 30 June 2007 and have not been early adopted:

以下對本集團營運有關之新頒佈的準則、準則之修訂本及詮釋未於截至二零零七年六月三十日止財政年度生效及被提早採納：

HKAS 1 (Amendment)	Capital disclosures
香港會計準則第1號(修訂本)	資本披露
HKFRS 7	Financial instruments: Disclosures
香港財務報告準則第7號	財務工具：披露
HK(IFRIC) – INT 10	Interim financial reporting and impairment
香港(國際財務報告準則詮釋委員會)－詮釋第10號	中期財務報告及減值

2. SEGMENT INFORMATION

Turnover represents the net amounts received and receivable for goods sold to outside customers and rental income from properties under operating leases during the period.

2. 分部資料

[illegible]

(a) Business segments

For management purposes, the Group is currently organised into three (2005: three) operating divisions – manufacture and distribution of electronic products, property and investment holding, property development. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the six months ended 31 December 2006:

(a) 業務分類

於管理方面，本集團現分為三項（二零零五年：三項）業務－電子產品製造及分銷、物業及投資控股和物業發展。此等分部乃本集團報告基本分部資料之基礎。

截至二零零六年十二月三十一日止六個月之業務分類資料：

		Manufacture and distribution of electronic products (Unaudited) HK$'000 電子產品製造及分銷（未經審核）千港元	Property and investment holding (Unaudited) HK$'000 物業及投資控股（未經審核）千港元	Property development (Unaudited) HK$'000 物業發展（未經審核）千港元	Total (Unaudited) HK$'000 總計（未經審核）千港元
Turnover	營業額	61,387	2,737	557	64,681
Results	業績				
Segment results	分部業績	251	6,893	557	7,701
Unallocated corporate income	未分配企業收入				5,933
Profit from operations	經營溢利				13,634
Finance costs	融資成本				(2,083)
Profit before taxation	除稅前溢利				11,551
Taxation	稅項				–
Profit before minority interests	未計少數股東權益前之利				11,551

2. SEGMENT INFORMATION (Continued)　2. 分部資料(續)

(a) Business segments (Continued)　(a) 業務分類(續)

Business segment information for the six months ended 31 December 2005:

截至二零零五年十二月三十一日止六個月之業務分類資料如下：

		Manufacture and distribution of electronic products (Unaudited) HK$'000 電子產品製造及分銷(未經審核)千港元	Property and investment holding (Unaudited) HK$'000 物業及投資控股(未經審核)千港元	Property development (Unaudited) HK$'000 物業發展(未經審核)千港元	Total (Unaudited) HK$'000 總計(未經審核)千港元
Turnover	營業額	54,540	4,652	–	59,192
Results	業績				
Segment results	分部業績	460	6,048	(1,460)	5,048
Unallocated corporate income	未分配企業收入				470
Profit from operations	經營溢利				5,518
Finance costs	融資成本				(2,287)
Profit before taxation	除稅前溢利				3,231
Taxation	稅項				–
Profit before minority interests	未計少數股東權益前溢利				3,231

(b) Geographical segments　(b) 地區分類

The Group's operations are principally located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC").

本集團經營之業務主要位於香港及中華人民共和國(不包括香港)(「中國」)。

2. SEGMENT INFORMATION (Continued) 2 分類資料 (續)

(b) Geographical segments (Continued) (b) 地區分類 (續)

The following table provides an analysis of the Group's sales by geographical market irrespective of the origin of the goods or services.

[illegible]

Geographical segments	地區分類	Six months ended 31/12/2006 Turnover (Unaudited) HK$'000 截至六個月止 二零零六年十二月三十一日 營業額 (未經審核) 千港元	31/12/2006 Contribution (Unaudited) HK$'000 盈利 (未經審核) 千港元	31/12/2005 Turnover (Unaudited) HK$'000 二零零五年十二月三十一日 營業額 (未經審核) 千港元	31/12/2005 Contribution (Unaudited) HK$'000 盈利 (未經審核) 千港元
Hong Kong	香港	62,154	1,258	56,721	5,084
The PRC	中國	1,970	886	1,943	896
BVI	英屬處女群島	557	557	528	(932)
		64,681	2,701	59,192	5,048

3. PROFIT BEFORE TAXATION 3. 除稅前溢利

		Six months ended 31/12/2006 (Unaudited) HK$'000 截至六個月止 二零零六年十二月三十一日 (未經審核) 千港元	31/12/2005 (Unaudited) HK$'000 二零零五年十二月三十一日 (未經審核) 千港元
Profit before taxation has been arrived at after charging:	除稅前溢利已扣除：		
Depreciation and amortisation on	折舊及攤銷		
– Assets owned by the Group	一本集團擁有之資產	380	1,289
– Assets held under finance leases	一根據融資租約持有之資產	847	634
and after crediting:	並已計入：		
Dividend income from listed securities	上市證券股息收入	241	46

4. INCOME TAX

Hong Kong Profits Tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the period.

No provision for Hong Kong Profits Tax was made for the period ended 31 December 2006 (2005: Nil) as the Company and its subsidiaries had no assessable profit for that period.

No provision for deferred tax has been made in the period.

5. EARNINGS PER SHARE

The calculation of the basic earnings per share for the period is based on the profit attributable to equity holders of the Company for the period of HK$11,551,000 (2005: HK$3,006,000) and on the weighted average of 866,354,826 (2005: 877,193,826) ordinary shares of the Company in issue during the period. The number of shares adopted in calculation of earnings per share has been arrived after eliminating the shares in the Company held by Applied Investment (Asia) Limited.

No diluted earnings per share has been presented as the exercise prices of share options granted as determined in accordance with HKFRS 2 "Share-based Payment" is higher than the average market price of the shares of the Company of period ended 31 December 2006. No diluted earnings per share for the period ended 31 December 2005 has been presented as the Company has no potential dilutive shares outstanding during the period.

4. [illegible]

[illegible] 17.5% [illegible] 17.5% [illegible]

截至二零零六年十二月三十一日止期間並無就香港利得稅作出撥備（二零零五年：無），因為本公司及其附屬公司於期內並無應課稅溢利。

期內並無作出遞延稅項撥備。

5. 每股盈利

每股基本盈利乃根據期內本公司股權持有人應佔溢利11,551,000港元（二零零五年：3,006,000港元）及期內本公司已發行普通股之加權平均數866,354,826股（二零零五年：877,193,826股）計算。計算每股盈利所採用之股份數目乃經扣除實力投資（亞洲）有限公司持有本公司之股份後釐定。

並無呈列每股攤薄盈利，原因為所授出之購股權根據香港財務報告準則第2號「以股份為基礎之付款」釐定之行使價高於截至二零零六年十二月三十一日止期間本公司股份之平均市價。由於本公司期內並無已發行具潛在攤薄影響之股份，故並無呈列截至二零零五年十二月三十一日止期間之每股攤薄盈利。

6. INVESTMENT PROPERTIES　6　投資物業

		2006 HK$'000 二零零六年 千港元
VALUATION/FAIR VALUE	估值／公允值	
At 1 July 2005	於二零零五年七月一日	305,500
Disposals	出售	(117,000)
Increase in fair value	公允值增加	19,000
At 30 June 2006 and 1 July 2006	於二零零六年六月三十日及二零零六年七月一日	207,500
Increase in fair value	公允值增加	5,000
At 31 December 2006	於二零零六年十二月三十一日	212,500

The value of investment properties held by the Group at 30 June 2006 and 31 December 2006 comprises:

本集團持有之投資物業於二零零六年六月三十日及二零零六年十二月三十一日之賬面值包括：

		31/12/2006 (Unaudited) HK$'000 二零零六年 十二月三十一日 (未經審核) 千港元	30/6/2006 (Audited) HK$'000 二零零六年 六月三十日 (經審核) 千港元
Held in Hong Kong:	於香港持有：		
Long-term leases	長期租約	122,000	117,000
Medium-term leases	中期租約	61,750	61,750
Held outside Hong Kong:	於香港以外地方持有：		
Medium-term leases	中期租約	28,750	28,750
		212,500	207,500

7. TRADE AND OTHER RECEIVABLES

The Group allows an average credit period from 30 to 90 days to its trade customers other than major customers. Included in trade and other receivables of the Group are trade debtors of HK$4,185,000 (30 June 2006: HK$3,777,000) and their aging analysis is as follows:

7. 貿易及其他應收款項

本集團給予主要客戶以外之貿易客戶平均30至90天之信貸期。本集團之貿易及其他應收款項包括貿易應收款項4,185,000港元（二零零六年六月三十日：3,777,000港元），有關賬齡分析如下：

		31/12/2006 (Unaudited) HK$'000 二零零六年 十二月三十一日 （未經審核） 千港元	30/6/2006 (Audited) HK$'000 二零零六年 六月三十日 （經審核） 千港元
Within 90 days	90天內	**3,976**	3,588
More than 90 days and within 180 days	超過90天但少於180天	**209**	189
		4,185	3,777

8. TRADE AND OTHER PAYABLES

Included in trade and other payables of the Group are trade payables of HK$2,090,000 (30 June 2006: HK$4,184,000) and their aging analysis is as follows:

8. 貿易及其他應付款項

本集團之貿易及其他應付款項包括貿易應付款項2,090,000港元（二零零六年六月三十日：4,184,000港元），有關賬齡分析如下：

		31/12/2006 (Unaudited) HK$'000 二零零六年 十二月三十一日 （未經審核） 千港元	30/6/2006 (Audited) HK$'000 二零零六年 六月三十日 （經審核） 千港元
Within 90 days	90天內	**1,751**	3,506
More than 90 days and within 180 days	超過90天但少於180天	**339**	678
		2,090	4,184

9. SHARE CAPITAL

9. 股本

		Number of Ordinary shares 普通股數目	Amount HK$'000 金額 千港元
Ordinary shares of HK$0.01 each	每股面值0.01港元之普通股		
Authorised:	法定股本		
At 30 June 2006 and 31 December 2006	於二零零六年六月三十日及二零零六年十二月三十一日	6,000,000,000	60,000
Issued and fully paid:	已發行及繳足股本：		
At 1 July 2005	於二零零五年七月一日	937,222,826	9,372
Cancellation upon repurchase of own shares	回購時註銷	(27,240,000)	(272)
At 30 June 2006 and 1 July 2006	於二零零六年六月三十日及二零零六年七月一日	909,982,826	9,100
Cancellation upon repurchase of own shares	回購時註銷	(18,710,000)	(187)
At 31 December 2006	於二零零六年十二月三十一日	891,272,826	8,913

10. CAPITAL COMMITMENTS

10. 資本承擔

		31/12/2006 (Unaudited) HK$'000 二零零六年十二月三十一日（未經審核）千港元	30/6/2006 (Audited) HK$'000 二零零六年六月三十日（經審核）千港元
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	已簽約但未在綜合財務報表撥備之有關收購物業、廠房及設備之資本承擔	198,905	226,344

11. COMPARATIVE FIGURES

11. 比較數字

Certain comparative figures have been reclassified to confirm with current period's presentation.

若干比較數字已予重列，以符合本期間之呈報方式。

INTERIM DIVIDEND

The Directors do not recommend an interim dividend for the period ended 31 December 2006 (2005: Nil).

中期股息

[illegible]

REVIEW OF OPERATIONS

The Group's turnover for the period ended 31 December 2006 was approximately HK$64.7 million, which represented an increase of 9.3% as compared to the period ended 31 December 2005. The administrative expenses for the period ended 31 December 2006 were approximately HK$13.5 million, which represented a decrease of 12.9% as compared to the expenses which were incurred for period ended 31 December 2005. The unaudited consolidated profit for the period ended 31 December 2006 was approximately HK$11.6 million (as compared to an unaudited consolidated profit of HK$3.2 million for the period ended 31 December 2005).

營運回顧

本集團截至二零零六年十二月三十一日止期間的營業額約64,700,000港元，較截至二零零五年十二月三十一日止期間增加9.3%。截至二零零六年十二月三十一日止期間之行政開支約13,500,000港元，較截至二零零五年十二月三十一日止期間之開支減少12.9%。截至二零零六年十二月三十一日止期間之未經審核綜合溢利約11,600,000港元（而截至二零零五年十二月三十一日止期間之未經審核綜合溢利為3,200,000港元）。

BUSINESS REVIEW

(I) RESORT DEVELOPMENT

Rapid growth and expansion of the world economy contributed to strong consumer confidence in Europe and America, which resulted in strong demand for vacation homes and resorts. The ever-increasing demand for luxurious vacations, especially for destinations where culture and environment are well preserved, creates a positive and exciting outlook for resort development in the world.

Positioned as a luxury resort developer in the tropical areas, our Group is dedicated to capture the growth of the resort industry. In order to become a prestigious resort developer in the upscale resort market, the Group is making a steady progress in its flagship project, the British Virgin Islands Project ("BVI Project").

業務回顧

(I) 渡假村業務發展

全球經濟的急速增長及擴張使歐美的消費者信心持續強勁，豪華渡假村的需求也隨之上升。豪華渡假村需求的不斷增長，以文化及自然環境保護區的旅遊景點為主，為今日的渡假村發展業務締造了積極及吸引的前景。

本集團以成為熱帶地區豪華渡假村發展商為目標，致力爭取[illegible]。為了成為知名的高級渡假村市場發展商，本集團的旗艦項目「英屬處女群島項目」正循序漸進發展。

BUSINESS REVIEW (Continued)

(I) RESORT DEVELOPMENT (Continued)

For the six months ended 31 December 2006, the Group has made strategic progress on its pipeline project, the BVI Project, and partnered with various professional resort developers to deliver promising returns in the future. Master plan of the BVI Project has been finalized with world-class specialists including Jack Nicklaus, EDSA, ATM, Hill Glazier, Wilson & Associates, Harris Civil Engineers, etc. The Group has obtained planning approval of the Master Plan of the BVI Project from the Chief Minister and the Planning Board of the British Virgin Island.

The BVI Project will be co-developed by the Group and InterIsle Holdings Limited ("InterIsle"). It is intended that the site will be developed into a mixed-use luxury resort, which will include, among others, a luxury hotel comprising a condominium hotel and fractional ownership element, an 18-hole championship golf course, a variety of residential units, a marina and a high-end retail commercial area, together with the related infrastructure improvements and installation of utilities.

The bank which is providing the loan of US$51 million (equivalent to approximately HK$397,800,000) has appraised the site, for the sum of US$58.5 million (equivalent to approximately HK$456,300,000) representing 14.7% higher than the loan amount of US$51 million as required in which the site was stated at the accumulated cost of US$18.4 million (equivalent to approximately HK$143,520,000) involving pre-development cost and land cost. The arrangement of the loan has reached the final stage. Upon completion of the transaction, the Group will receive US$30 million (equivalent to approximately HK$234,000,000) from Quorum Island (BVI) Limited.

業務回顧（續）

(I) 渡假村業務發展（續）

截至二零零六年十二月三十一日止六個月，本集團的發展項目英屬處女群島項目已取得策略性的進展，並與其專業的渡假村發展商攜手合作，為集團未來製造可觀的回報。本集團已經與世界級的專家共同落實英屬處女群島項目之總發展藍圖，其中如Jack Nicklaus、EDSA、ATM、Hill Glazier、Wilson & Associates及Harris Civil Engineers等。該發展藍圖亦已獲得英屬處女群島的總理及其規劃委員會通過。

英屬處女群島項目將由本集團及InterIsle Holdings Limited（「InterIsle」）共同發展。該項目之土地將發展為多用途豪華渡假村，包括一間附設獨立產權及分權單位的豪華酒店、一個錦標賽級18洞高爾夫球場、多種住宅物業、一個遊艇會、高尚零售商業區，以及相關的基建改善及設施安裝工程。

為本集團提供51,000,000美元（約相等於397,800,000港元）貸款之銀行已提高該發展土地其累積成本為18,400,000美元（約相等於143,520,000港元）入賬，其中包括前期發展成本及土地成本之估值至58,500,000美元（約相等於456,300,000港元），較項目所需貸款51,000,000美元上升14.7%。銀行貸款之安排已進入最後階段，交易完成後，本集團將收到Quorum Island (BVI) Limited現金30,000,000美元（約相等於234,000,000港元）。

BUSINESS REVIEW (Continued)

(I) RESORT DEVELOPMENT (Continued)

In order to build up the Group's land bank reserve, the Group had recently acquired a piece of land sized 450-hectares (48.42 million square feet) in the Province of Chiriqui in Panama at the consideration of US$17,249,850 (equivalent to approximately HK$134,548,830). According to Tax-News.com of Washington, Panama has topped the International Living's Retirement Index for the six consecutive years in 2006. Panama has increasingly become a popular location for retired foreigners to relocate and enjoy their retirement.

(II) INVESTMENT PROPERTIES

During the period under review, the Group's Investment Properties Division to which property investments located mainly in Hong Kong and PRC has realized profit of approximately HK$2,737,000.

(III) OEM Business

For the six months ended 31 December 2006, the OEM electronic business continued to be the Group's stable source of income. In spite of the fierce market competition, the Group's OEM manufacturing line was supported by an established customer base, which enable the Group to maintain its market share in the industry. The Group has strengthened its competitiveness by implementing proactive measures for resource allocation, aiming to reduce the cost and to focus more on higher-growth products.

業務回顧（[illegible]）

(I) 渡假村業務發展（[illegible]）

[illegible]的土地儲備，[illegible]17,249,850美元（約相等於134,548,830港元）代價，收購位於巴拿馬奇里基省(Province of Chiriqui)面積約450公頃(48,420,000平方呎)的土地。根據華盛頓的Tax-News.com，巴拿馬在二零零六年國際退休房地指數中連續六年名列前茅。巴拿馬已成為外國退休人士移居及享受退休生活的勝地。

(II) 投資物業

於回顧期內，本集團主要位於香港及中國之投資物業業務錄得約2,737,000港元之租金收入。

(III) 原設備製造業務

截至二零零六年十二月三十一日止六個月，原設備電子製造業務繼續為本集團穩定之收入來源。儘管市場競爭激烈，穩定的顧客群使本集團的原設備製造生產線維持可觀的市場佔有率。為了提升競爭力，本集團正透過有效的資源分配措施，以減低成本及專注於高增長產品。

OUTLOOK

(I) RESORT DEVELOPMENT

The BVI Project continues to be the Group's core project in its resort business. With a well-developed master plan being approved and various permits and approvals being obtained from the local government, the Group schedules the groundbreaking ceremony to be held in May 2007, and the pre-sales to be launched in 2nd quarter of 2007. Currently, the Group is negotiating with two five-star luxury hotels in regard of the management of its hotel and branding.

The land acquired in Panama will be yet another significant resort development for the Group. The Group utilizes its past experience and expertise gained from the development of the BVI Project and applies it to develop the business in Panama. The Group is confident with the prospect and future growth of the Province of Chiriqui. The Group is expected to accumulate a total of about 77.17 million square feet of land in its land bank upon completion of the Panama acquisition.

In view of the promising development of the resort and property sector, the Group will keep exploring more suitable opportunities to further expand its resort business and bring sustainable return to its shareholders.

(II) OEM Business

Wideland Electronics Limited, the Group's subsidiary, has moved to a bigger factory in Shenzhen, PRC. The new factory has commenced operation in April 2006 and the facility is in good condition. The production capacity has been improved as a result of the relocation. The Company expects further increase in its competitiveness in the industry.

展望

(I) 渡假村業務發展

英屬處女群島項目仍為本集團渡假村發展業務的主要項目。隨發展總圖之批准及獲得當地政府的批准及認可，本集團計劃於二零零七年五月舉行動土儀式，而預售村花將於二零零七年第二季展開。現時，本集團正與兩間五星級豪華酒店就其管理及品牌建立進行磋商。

於巴拿馬購入之土地將成為本集團另一重點渡假村發展項目。本集團利用於英屬處女群島項目中累積的經驗及專業知識發展及應用於巴拿馬的渡假村業務。本集團對奇里基省的前景及未來的發展很有信心。本集團預期巴拿馬的收購完成後，其土地儲備總面積將達約77,170,000平方呎。

有鑑於渡假村及物業投資業務的理想發展，本集團將繼續拓展更多合適的機會擴展我們的渡假村業務，以為股東帶來持續的回報。

(II) 原設備製造業務

本集團之附屬公司，偉藍電子有限公司已遷往中國深圳，一家更大之廠房，該新廠房擁有良好的設施，並已於二零零六年四月開始投入生產。是次之產能亦隨之提高。本公司期望今次此舉可提升其於業界的競爭力。

OUTLOOK (Continued)

Given the strong economic growth and great potential in resort and property sector, the Group expects a positive growth in its resort development business. The management will continue to explore for more investment and project development opportunities in resort and property markets in a view to optimize profits. The management is confident of the prospects of the Company.

展望（續）

[illegible]將[illegible]更多投資及項目[illegible]增加利潤，管理層[illegible]充滿信心。

PLEDGE OF ASSETS

As at 31 December 2006, the carrying values of investment properties, prepaid lease payments, property, plant and equipment pledged by the Group to secure banking facilities granted to the Group amount to HK$183,750,000 (30 June 2006: HK$178,750,000), HK$216,000 (30 June 2006: HK$216,000) and HK$1,398,000 (30 June 2006: HK$1,398,000) respectively. As at 31 December 2006, the Group has also pledged its fixed deposit of HK$3,119,000 (30 June 2006: HK$3,059,000).

資產抵押

於二零零六年十二月三十一日，本集團分別將現值額為183,750,000港元（二零零六年六月三十日：178,750,000港元）之投資物業，現值額為216,000港元（二零零六年六月三十日：216,000港元）之預付租賃付款及現值額為1,398,000港元（二零零六年六月三十日：1,398,000港元）之物業、廠房及設備抵押，作為本集團獲授予銀行信貸之擔保。於二零零六年十二月三十一日，本集團亦抵押為數3,119,000港元（二零零六年六月三十日：3,059,000港元）之定期存款。

LIQUIDITY AND FINANCIAL INFORMATION

As at 31 December 2006, the Group's total net asset value and borrowings amounted to HK$441.8 million and HK$51.1 million respectively, representing a gearing ratio of 11.5%. In addition, the majority of the Group's assets were in Hong Kong, hence US dollars and the exposure of foreign exchange was insignificant to the Group.

流動現金及財務資料

於二零零六年十二月三十一日，本集團之總資產淨值及借貸總額分別為441,800,000港元及51,100,000港元，負債比率維持於11.5%。此外，本集團大部分資產以港元及美元持有，故本集團並無重大外匯波動風險。

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

董事於本公司股份及相關股份之權益

As at 31 December 2006, the interests held by the directors of the Company ("Directors") in the shares, underlying shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), were as follows:

於二零零六年十二月三十一日，按本公司根據證券及期貨條例（「證券及期貨條例」）第352條存[illegible]之登記冊所載，本公司董事擁有本公司及其相聯法團（定義見證券及期貨條例第XV部）股份及相關股份權益，或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所載上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

Long positions in shares and underlying shares of the Company

於本公司股份及相關股份之好倉

Name of directors 董事姓名		Personal interests 個人權益	Other interests 其他權益	Corporate interests 公司權益	Total 總計	Approximate % of shareholding 股權概約百分比
		Number of ordinary shares 普通股數目				
Hung Kin Sang, Raymond	洪建生	3,280,000	405,655,584 (Note 1) (附註1)	34,329,000 (Note 2) (附註2)	443,264,584	49.73%
Hung Wong Kar Gee, Mimi	[illegible]	9,310,056	405,655,584 (Note 1) (附註1)	34,329,000 (Note 2) (附註2)	449,294,640	50.41%
Fang Chin Ping	方靜平	100,000	–	–	100,000	0.01%
Hung Kai Mau, Marcus	[illegible]	2,560,000	–	–	2,560,000	0.29%
Soo Hung Leung, Lincoln	[illegible]	1,100,000	–	–	1,100,000	0.12%

DIRECTOR'S INTEREST IN SHARES OF ASSOCIATED CORPORATIONS

董事之相聯法團權益

Long positions in shares of associated corporations

於相聯法團股份之好倉

Name 姓名		Number of shares 股份數目 Beneficial 實益擁有	 Other 其他	Name of associated corporation 相聯法團之名稱	Total number of shares 股份總數	Approximate % shareholding 股權概約百分比
Fang Chin Ping	方進平	199,999	1 (Note 3) (附註3)	Quorum Bio-Tech Limited (Note 3) (附註3)	200,000	2%

Note 1: These shares and underlying shares were held by the following companies:

附註1：該等股份及相關股份乃由下列公司持有：

	Number of ordinary shares 普通股數目
Malcolm Trading Inc.	43,992,883
Primore Co. Inc.	2,509,266
Capita Company Inc.	359,153,435
	405,655,584

Malcolm Trading Inc., Primore Co. Inc. and Capita Company Inc. are wholly-owned by the Marami Foundation as trustee for the Raymond Hung/Mimi Hung & Family Trust, a discretionary trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi.

Malcolm Trading Inc.、Primore Co. Inc.及Capita Company Inc.均由作為洪建生／洪王家琪與家族信託之信託人之Marami Foundation所全資擁有，該全權信託基金之全權受益人包括洪建生及洪王家琪之家族成員。

Note 2: These shares and underlying shares were held by Applied Investment (Asia) Limited which was a wholly-owned subsidiary of the Company.

附註2：此等股份及相關股份由實力投資發展有限公司持有，該公司為本公司之全資附屬公司。

Note 3: As at 31 December 2006, Fang Chin Ping held 200,000 ordinary shares of Quorum Bio-Tech Limited, a 89% owned subsidiary of Applied Investment (Asia) Limited ("Applied Investment"), of which he holds 1 share on trust for Applied Investment.

附註3：於二零零六年十二月三十一日，方進平先生持有Quorum Bio-Tech Limited之200,000股普通股。Quorum Bio-Tech Limited為實力投資發展有限公司（「實力投資發展」）擁有89%之附屬公司，方先生以信託形式持有1股實力投資發展股份。

DIRECTOR'S INTEREST IN SHARES OF ASSOCIATED CORPORATIONS (Continued)

Long positions in shares of associated corporations (Continued)

Save as disclosed above, as at 31 December 2006, none of the Directors or chief executive of the Company had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into and kept under the register pursuant to section 352 of the SFO.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

The Directors and employees of the Company and its subsidiaries are entitled to participate in the share option scheme of the Company adopted by the Company on 16 September 2002 (the "Scheme").

董事之相聯法團權益（續）

於相聯法團股份之好倉（續）

除上文披露者外，於二零零六年十二月三十一日，本公司董事及行政總裁概無於本公司或任何相聯法團（定義見證券及期貨條例第XV分部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV分部第7及8分部知會本公司及聯交所或根據上市公司董事進行證券交易之標準守則知會本公司及聯交所及須記錄於根據證券及期貨條例第352條規定存置之登記冊之權益及淡倉（包括根據證券及期貨條例之該等條文被計作或視作擁有之權益及淡倉）。

購買股份及債券安排

本公司及其附屬公司之董事及僱員均可參與本公司於二零零二年九月十六日所採納之本公司購股權計劃（「計劃」）。

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES (Continued)

購買股份及債券安排（續）

The following table discloses movements of the share options of the Company granted to the Directors during the period:

在本期間[illegible]
[illegible]

Name of directors 董事名稱		Notes 附註	Date of share options granted 購股權授予日期	Outstanding at beginning of the period 本期初股權結餘	Granted during the period 本期間授予	Exercised during the period 本期間行使	Lapsed or cancelled during the period 本期間已失效或註銷	Outstanding at end of the period 本期終結餘	Exercise price HK$ 行使價港元
Hung Kin Sang, Raymond	洪建生	(1)	25 April 2006 二零零六年四月二十五日	45,611,141	–	–	–	45,611,141	0.54
Hung Kai Mau, Marcus	洪繼懋	(2)	25 April 2006 二零零六年四月二十五日	3,000,000	–	–	–	3,000,000	0.54
Total for directors 董事總額				48,611,141	–	–	–	48,611,141	

Notes:

(1) The exercise period of the share options of the Company granted to Mr. Hung Kin Sang, Raymond is five years from the date of grant. There is no minimum vesting period for the share options of the Company granted to Mr. Hung Kin Sang, Raymond.

(2) The exercise period of the share options of the Company granted to Mr. Hung Kai Mau, Marcus is three years from the date of grant. Except 50% of the share options granted must be held for at least one year before they can be exercised, there is no minimum vesting period for the remaining 50% share options of the Company granted to Mr. Hung Kai Mau, Marcus.

(3) The closing price of the shares of the Company immediately before the date of grant of share options is HK$0.54.

附註：

(1) 洪建生先生之購股權行使期為5年（由授予日期起計），[illegible]行使本公司股權[illegible]

(2) 洪繼懋先生之購股權行使期為3年（由授予日期起計），其中50%之購股權須持有一年[illegible]外，其餘[illegible]限制行使本公司股權

(3) [illegible]授予購股權日期之前本公司股份收市價為0.54港元。

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate. None of the Directors or their spouses or children under the age of 18 had any right to subscribe for securities of the Company or had exercised any such rights during the period.

除上文所披露者外，本公司或其任何附屬公司於本期間內任何時間概無訂立任何安排，致令本公司之董事可藉購買本公司或任何其他法人團體之股份或債券而獲得利益，各董事或其配偶或未滿十八歲子女概無認購本公司證券之權利，亦無於本期間內行使任何該等權利

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above under the heading "Directors' interests in shares and underlying shares of the Company" in respect of certain Directors, the register of substantial shareholders maintained by the Company pursuant to section 336 of the SFO discloses no person as having a notifiable interest or short position in the issued share capital of the Company at 31 December 2006.

主要股東

除上文「[illegible]股份及相關股份之權益」[illegible]本公司[illegible]根據證券及期貨條例第336條之規定存置之主要股東名冊所示，於二零零六年十二月三十一日並無任何人士擁有本公司已發行股本而須予公佈之權益或淡倉。

DIRECTORS' INTEREST IN CONTRACTS OF SIGNIFICANCE

Other than as disclosed above, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director or any of its subsidiaries had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

董事於重大合約中之權益

除上文披露者外，於期終或期內任何時間，本公司或其任何附屬公司概無訂立本公司或其任何附屬公司之董事於其中有直接或間接重大權益之重大合約。

Substantial shareholding in other members of the Group

At at 31 December 2006, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) are directly or indirectly interested in 5 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group:

於本集團其他成員公司之重大股權

於二零零六年十二月三十一日，據本公司董事及行政總裁所知，下列人士（並非本公司董事或行政總裁）直接或間接持有附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別之股本面值之5%或以上權益。

Name of Subsidiary	附屬公司名稱	Name of Shareholder	股東姓名	% Shareholding 權益百分比
Wideland Electronics Limited	威澎電子有限公司	Ma Yi Fat	馬二發	40
Wideland Electronics Limited	威澎電子有限公司	Ma Siu Lun Frank	馬兆倫	9

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or chief executive of the Company) who, as at 31 December 2006, had an interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

除上文披露者外，本公司董事及行政總裁概不知悉有任何人士（並非本公司董事或行政總裁）於二零零六年十二月三十一日擁有記錄在本公司根據證券及期貨條例第336條規定存置之登記冊中之股份及相關股份之權益或淡倉。

EMPLOYEE INFORMATION

As at 31 December 2006, the Group employed a total of 337 full-time employees.

The Group's emolument policies are formulated on the basis of performance of individual employees and are reviewed annually. The Group also provides medical insurance coverage and provident fund scheme (as the case may be) to its employees depending on the location of such employees.

僱員資料

[illegible] 337 [illegible]

[illegible] 提供醫療保險及公積金計劃（視 [illegible]）。

PURCHASE, SALES OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, the Company repurchased 18,710,000 ordinary shares of the Company ("Shares") on the Stock Exchange at an aggregate consideration of HK$9,512,000. All of the Shares were subsequently cancelled. The nominal value of the cancelled Shares being HK$187,100 was credited to the capital redemption reserve and the relevant aggregate consideration of HK$9,512,000 was paid out from the Company's accumulated losses. Details of the repurchases are as follows:

買賣或贖回本公司上市證券

本公司於期內以總代價9,512,000港元在聯交所購回18,710,000股普通股，全部購回股份其後均已註銷。期內已註銷股份187,100港元之面值已記入資本贖回儲備，且相關總代價9,512,000港元已自本公司累積虧損支付。購回詳情概述如下：

Month of the repurchases 購回月份		Total number of the ordinary shares repurchased 購回普通股總數	Purchase price per share 每股購回價 Highest price paid per share 已付每股最高價 HK$ 港元	Lowest price paid per share 已付每股最低價 HK$ 港元	Aggregate consideration 總代價 HK$'000 千港元
July 2006	二零零六年七月	5,000,000	0.560	0.470	2,509
August 2006	二零零六年八月	4,160,000	0.550	0.500	2,200
September 2006	二零零六年九月	2,920,000	0.560	0.540	1,600
October 2006	二零零六年十月	1,900,000	0.520	0.495	962
November 2006	二零零六年十一月	2,600,000	0.530	0.450	1,294
December 2006	二零零六年十二月	2,130,000	0.470	0.380	947
		18,710,000			9,512

PURCHASE, SALES OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES (Continued)

The repurchases were made for the benefit of the shareholders as a whole as they enhance the net asset value and/or earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold, or redeemed any of the listed securities of the Company during the relevant period.

買賣或贖回本公司上市證券（續）

購回股份乃為全體股東之利益而作出，因購回可提高本公司每股資產淨值及／或每股盈利。

除上文披露者外，本公司或其任何附屬公司於期內並無買賣或贖回本公司任何上市證券。

CORPORATE GOVERNANCE

The Company is committed to adopt best corporate governance practices and procedures of the Group. It strives to enhance transparency and independency of operation through the use of effective accountability system to enable a healthy and sustainable development of the Company. The Company has complied with the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the six months ended 31 December 2006.

In order to reinforce independence and accountability, the role of the Chairman is separated from that of the Group's Managing Director in which their respective responsibilities were endorsed by the Board in writing. In addition, more than one-third of the Board comprises of Independent Non-Executive Directors. Among the Independent Non-Executive Directors, more than one of them has appropriate professional qualifications, accounting or related financial management expertise as required by the Listing Rules.

企業管治

本公司致力以高素質之董事會、健全之內部控制及對全體股東提供高透明度及高問責性之方式遵守最佳企業管治常規及程序。本公司於截至二零零六年十二月三十一日止六個月內一直遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之企業管治常規守則。

為提高獨立性、問責性及責任，本集團主席之角色獨立於本集團董事總經理，二者之職責分別由董事會書面註明。此外，董事會超過三分之一成員由獨立非執行董事組成，獨立非執行董事之中，超過一人擁有上市規則所規定之適當專業資格或會計或相關財經管理專業知識。

AUDIT COMMITTEE

The Audit Committee comprises of Independent Non-Executive Directors, namely, Mr. Soo Hung Leung, Lincoln J.P. (Chairman of the Audit Committee), Mr. Lun Tsan Kau, Mr. Lo Yun Tai and Mr. Lam Ka Wai, Graham. All of them have related professional qualifications, accounting or related financial management expertise. The Audit Committee has the responsibility to review with the senior management and the Company's external auditors the internal and external audit findings, the accounting principles and practices adopted by the Group pursuant to the Listing Rules, and to discuss with them issues relating to auditing, internal controls, risk management financial reporting matters (including the interim financial report for the six months ended 31 December 2006 before recommending it to the Board for approval) and statutory compliance. The Audit Committee is satisfied that the internal controls and accounting systems of the Group are adequate.

審核委員會

審核[illegible]非執行董事[illegible]太平紳士（審核委員會主席）、倫贊球先生、盧潤帶先生及林家威先生組成。彼等皆擁有相關專業資格、會計或相關財務管理專業知識。審核委員會負責與管理層及本公司外部核數師審閱內部及外部審核結果、本集團所採納之會計原則及慣例、上市規則、法定合規情況，並就審核、內部監控、風險管理及財務申報事宜（包括提交董事會批准前之截至二零零六年十二月三十一日止六個月中期財務報告）進行討論。審核委員會對本集團之內部控制及會計制度感到滿意並認為適當。

REMUNERATION COMMITTEE

The Remuneration Committee was formed by a majority of Independent Non-Executive Directors which comprises of one executive director, Mr. Hung Kin Sang, Raymond, and two Independent Non-Executive Directors, namely, Mr. Soo Hung Leung, Lincoln J.P. and Mr. Lo Yun Tai. The Remuneration Committee has the responsibility to make recommendations to the Board on the remuneration policy of the Company and its structure. It also reviews specific remuneration packages of all executive Directors and senior management in accordance with the corporate goals and objectives as resolved by the Board from time to time.

薪酬委員會

薪酬委員會成員包括大多數獨立非執行董事。薪酬委員會由一名執行董事（洪建生先生）及兩名獨立非執行董事（即蘇洪亮先生非官守太平紳士及盧潤帶先生）組成。薪酬委員會負責就與董事及高級管理層之薪酬相關之政策及結構向本公司董事會提出建議。該委員會亦根據董事會不時確定之企業目標及目的審查全部執行董事及高級管理人員之個別薪酬待遇。

MODEL CODE FOR SECURITIES TRANSACTION BY DIRECTORS

The Company has adopted the Model Code for Securities Transaction by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules. Having made specific enquiries of all the Directors, all the Directors have confirmed that they had complied with the required standard set out in the Model Code during the accounting period covered by the interim report for the six months from 1 July 2006 to 31 December 2006.

董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載的上市公司董事進行證券交易之標準守則（「標準守則」）。經向本公司各董事作出特定查詢後，各董事已確認彼等於本中期報告之會計期間（二零零六年七月一日至二零零六年十二月三十一日止六個月）一直遵守標準守則所載之要求標準。

MEMBERS OF THE BOARD

At the date hereof, the members of the board are as follows:

Executive directors:

Hung Kin Sang, Raymond *(Managing Director)*
Hung Wong Kar Gee, Mimi *(Chairman)*
Fang Chin Ping
Hung Kai Mau, Marcus

Independent non-executive directors:

Soo Hung Leung, Lincoln J.P
Lo Yun Tai
Lun Tsan Kau
Lam Ka Wai, Graham

董事會成員

於本報告日期，董事會成員如下：

執行董事：

洪建生先生*（董事總經理）*
洪王家琪*（主席）*
方進平
洪繼懋

獨立非執行董事：

蘇洪亮非官守太平紳士
盧潤帝
倫贊球
林家威

By order of the Board
Applied Development Holdings Limited
Hung Kin Sang, Raymond
Managing Director

Hong Kong, 9 March 2007

承董事會命
實力建業集團有限公司
董事總經理
洪建生

香港，二零零七年三月九日

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 00519)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

The Board of Directors (the "Directors") of Applied Development Holdings Limited (the "Company") announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2006 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31 December 2006

		Six months ended	
		31/12/2006	31/12/2005
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	2	**64,681**	59,192
Cost of sales		**(57,205)**	(50,921)
Gross profit		**7,476**	8,271
Increase in fair value of investment properties		**5,000**	6,200
Other operating income		**810**	6,338
Distribution costs		**(790)**	(867)
Administrative expenses		**(13,477)**	(15,475)
Interest income		**506**	216
Investment income		**241**	46
Gain on disposal of property, plant and equipment		–	140
Gain on disposal of available-for-sale investments/other securities		**1,868**	649
Gain on disposal of subsidiaries		**12,000**	–
Profit from operations		**13,634**	5,518
Finance costs		**(2,083)**	(2,287)
Profit before taxation	3	**11,551**	3,231
Income tax	4	–	–
Profit after taxation		**11,551**	3,231
Attributable to:			
Equity holders of the Company		**11,551**	3,006
Minority interests		–	225
Profit after taxation		**11,551**	3,231
Earnings per share	5		
Basic		**1.33 cents**	0.34 cents

* Company logo/asterisk as printed

CONSOLIDATED BALANCE SHEET
At 31 December 2006

	Notes	31/12/2006 (Unaudited) HK$'000	30/6/2006 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties	6	**212,500**	207,500
Property, plant and equipment		**174,140**	171,307
Prepaid lease payments – non-current portion		**2,003**	2,003
Other assets		**1,845**	1,701
Available-for-sale investments		**4,281**	26,391
		394,769	408,902
Current assets			
Inventories		**1,893**	2,256
Trade and other receivables	7	**69,470**	46,660
Prepaid lease payments – current portion		**46**	46
Pledged bank deposits		**3,119**	3,059
Bank balances and cash		**31,023**	37,836
		105,551	89,857
Current liabilities			
Trade and other payables	8	**6,306**	10,021
Tax payable		**1,084**	1,084
Bank and other borrowings – due within one year		**20,332**	16,145
Obligations under finance leases – due within one year		**3,980**	3,732
		31,702	30,982
Net current assets		**73,849**	58,875
Total assets less current liabilities		**468,618**	467,777
Non-current liabilities			
Bank and other borrowings – due after one year		**22,977**	24,846
Obligations under finance leases – due after one year		**3,794**	3,412
		26,771	28,258
NET ASSETS		**441,847**	439,519
CAPITAL AND RESERVES			
Share capital	9	**8,913**	9,100
Treasury shares		**(8,911)**	(8,911)
Reserves		**440,987**	438,472
Equity attributable to equity holders of the Company		**440,989**	438,661
Minority interests		**858**	858
TOTAL EQUITY		**441,847**	439,519

Notes:

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Accounting Standard No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those set out in the 2006 Annual Report. The following new standards, amendments to standards and interpretations which are relevant to its operations are mandatory for financial year ending 30 June 2007:

HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures
HKAS 21 (Amendment)	Net investment in a foreign operation
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions
HKAS 39 (Amendment)	The fair value option
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts
HKFRS 6	Exploration for and evaluation of mineral resources
HKFRS – INT 4	Determining whether an arrangement contains a lease
HKFRS – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial reporting in hyperinflationary economies
HK(IFRIC) – INT 8	Scope of HKFRS 2
HK(IFRIC) – INT 9	Reassessment of embedded derivatives

The adoption of new/revised did not result in substantial changes to the Group's results of operations and financial position.

The following new standards, amendments to standards and interpretations relevant to the Group's operations have been issued but are not effective for annual accounts for the year ending 30 June 2007 and have not been early adopted:

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC) – INT 10	Interim financial reporting and impairment

2. SEGMENT INFORMATION

Turnover represents the net amounts received and receivable for goods sold to outside customers and rental income from properties under operating leases during the period.

(a) Business segments

For management purposes, the Group is currently organised into three (2005: three) operating divisions – manufacture and distribution of electronic products, property and investment holding, property development. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the six months ended 31 December 2006:

	Manufacture and distribution of electronic products	Property and investment holding	Property development	Total
	(Unaudited) *HK$'000*	(Unaudited) *HK$'000*	(Unaudited) *HK$'000*	(Unaudited) *HK$'000*
Turnover	61,387	2,737	557	64,681
Results				
Segment results	251	6,893	557	7,701
Unallocated corporate income				5,933
Profit from operations				13,634
Finance costs				(2,083)
Profit before taxation				11,551
Taxation				-
Profit before minority interests				11,551

Business segment information for the six months ended 31 December 2005:

	Manufacture and distribution of electronic products	Property and investment holding	Property development	Total
	(Unaudited) *HK$'000*	(Unaudited) *HK$'000*	(Unaudited) *HK$'000*	(Unaudited) *HK$'000*
Turnover	54,540	4,652	-	59,192
Results				
Segment results	460	6,048	(1,460)	5,048
Unallocated corporate income				470
Profit from operations				5,518
Finance costs				(2,287)
Profit before taxation				3,231
Taxation				-
Profit before minority interests				3,231

(b) Geographical segments

The Group's operations are principally located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC").

The following table provides an analysis of the Group's sales by geographical market irrespective of the origin of the goods or services:

	Six months ended			
	31/12/2006		31/12/2005	
	Turnover	**Contribution**	Turnover	Contribution
Geographical segments	**(Unaudited)** ***HK$'000***	**(Unaudited)** ***HK$'000***	(Unaudited) *HK$'000*	(Unaudited) *HK$'000*
Hong Kong	**62,154**	**1,258**	56,721	5,084
The PRC	**1,970**	**886**	1,943	896
BVI	**557**	**557**	528	(932)
	64,681	**2,701**	59,192	5,048

3. PROFIT BEFORE TAXATION

	Six months ended	
	31/12/2006	31/12/2005
	(Unaudited) ***HK$'000***	(Unaudited) *HK$'000*
Profit before taxation has been arrived at after charging:		
Depreciation and amortisation on		
– Assets owned by the Group	**380**	1,289
– Assets held under finance leases	**847**	634
and after crediting:		
Dividend income from listed securities	**241**	46

4. INCOME TAX

Hong Kong Profits Tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the period.

No provision for Hong Kong Profits Tax was made for the period ended 31 December 2006 (2005: Nil) as the Company and its subsidiaries had no assessable profit for that period.

No provision for deferred tax has been made in the period.

5. EARNINGS PER SHARE

The calculation of the basic earnings per share for the period is based on the profit attributable to equity holders of the Company for the period of HK$11,551,000 (2005: HK$3,006,000) and on the weighted average of 866,354,826 (2005: 877,193,826) ordinary shares of the Company in issue during the period. The number of shares adopted in calculation of earnings per share has been arrived after eliminating the shares in the Company held by Applied Investment (Asia) Limited.

No diluted earnings per share has been presented as the exercise prices of share options granted as determined in accordance with HKFRS 2 "Share-based Payment" is higher than the average market price of the shares of the Company of period ended 31 December 2006. No diluted earnings per share for the period ended 31 December 2005 has been presented as the Company has no potential dilutive shares outstanding during the period.

6. INVESTMENT PROPERTIES

	2006
	HK$'000
VALUATION/FAIR VALUE	
At 1 July 2005	**305,500**
Disposals	**(117,000)**
Increase in fair value	**19,000**
At 30 June 2006 and 1 July 2006	**207,500**
Increase in fair value	**5,000**
At 31 December 2006	**212,500**

The value of investment properties held by the Group at 30 June 2006 and 31 December 2006 comprises:

	31/12/2006	30/6/2006
	(Unaudited) *HK$'000*	(Audited) *HK$'000*
Held in Hong Kong:		
Long-term leases	**122,000**	117,000
Medium-term leases	**61,750**	61,750
Held outside Hong Kong:		
Medium-term leases	**28,750**	28,750
	212,500	207,500

7. TRADE AND OTHER RECEIVABLES

The Group allows an average credit period from 30 to 90 days to its trade customers other than major customers. Included in trade and other receivables of the Group are trade debtors of HK$4,185,000 (30 June 2006: HK$3,777,000) and their aging analysis is as follows:

	31/12/2006	30/6/2006
	(Unaudited) *HK$'000*	(Audited) *HK$'000*
Within 90 days	**3,976**	3,588
More than 90 days and within 180 days	**209**	189
	4,185	3,777

8. TRADE AND OTHER PAYABLES

Included in trade and other payables of the Group are trade payables of HK$2,090,000 (30 June 2006: HK$4,184,000) and their aging analysis is as follows:

	31/12/2006	30/6/2006
	(Unaudited) *HK$'000*	(Audited) *HK$'000*
Within 90 days	**1,751**	3,506
More than 90 days and within 180 days	**339**	678
	2,090	4,184

9. SHARE CAPITAL

	Number of Ordinary shares	Amount
		HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 30 June 2006 and 31 December 2006	6,000,000,000	60,000
Issued and fully paid:		
At 1 July 2005	937,222,826	9,372
Cancellation upon repurchase of own shares	(27,240,000)	(272)
At 30 June 2006 and 1 July 2006	909,982,826	9,100
Cancellation upon repurchase of own shares	(18,710,000)	(187)
At 31 December 2006	891,272,826	8,913

10. CAPITAL COMMITMENTS

	31/12/2006	30/6/2006
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	**198,905**	226,344

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to confirm with current period's presentation.

INTERIM DIVIDEND

The Directors do not recommend an interim dividend for the period ended 31 December 2006 (2005: Nil).

REVIEW OF OPERATIONS

The Group's turnover for the period ended 31 December 2006 was approximately HK$64.7 million, which represented an increase of 9.3% as compared to the period ended 31 December 2005. The administrative expenses for the period ended 31 December 2006 were approximately HK$13.5 million, which represented a decrease of 12.9% as compared to the expenses which were incurred for period ended 31 December 2005. The unaudited consolidated profit for the period ended 31 December 2006 was approximately HK$11.6 million (as compared to an unaudited consolidated profit of HK$3.2 million for the period ended 31 December 2005).

BUSINESS REVIEW

(I) RESORT DEVELOPMENT

Rapid growth and expansion of the world economy contributed to strong consumer confidence in Europe and America, which resulted in strong demand for vacation homes and resorts. The ever-increasing demand for luxurious vacations, especially for destinations where culture and environment are well preserved, creates a positive and exciting outlook for resort development in the world.

Positioned as a luxury resort developer in the tropical areas, our Group is dedicated to capture the growth of the resort industry. In order to become a prestigious resort developer in the upscale resort market, the Group is making a steady progress in its flagship project, the British Virgin Islands Project ("BVI Project").

For the six months ended 31 December 2006, the Group has made strategic progress on its pipeline project, the BVI Project, and partnered with various professional resort developers to deliver promising returns in the future. Master plan of the BVI Project has been finalized with world-class specialists including Jack Nicklaus, EDSA, ATM, Hill Glazier, Wilson & Associates, Harris Civil Engineers, etc. The Group has obtained planning approval of the Master Plan of the BVI Project from the Chief Minister and the Planning Board of the British Virgin Island.

The BVI Project will be co-developed by the Group and InterIsle Holdings Limited ("InterIsle"). It is intended that the site will be developed into a mixed-use luxury resort, which will include, among others, a luxury hotel comprising a condominium hotel and fractional ownership element, an 18-hole championship golf course, a variety of residential units, a marina and a high-end retail commercial area, together with the related infrastructure improvements and installation of utilities.

The bank which is providing the loan of US$51 million (equivalent to approximately HK$397,800,000) has appraised the site, for the sum of US$58.5 million (equivalent to approximately HK$456,300,000) representing 14.7% higher than the loan amount of US$51 million as required in which the site was stated at the accumulated cost of US$18.4 million (equivalent to approximately HK$143,520,000) involving pre-development cost and land cost. The arrangement of the loan has reached the final stage. Upon completion of the transaction, the Group will receive US$30 million (equivalent to approximately HK$234,000,000) from Quorum Island (BVI) Limited.

In order to build up the Group's land bank reserve, the Group had recently acquired a piece of land sized 450-hectares (48.42 million square feet) in the Province of Chiriqui in Panama at the consideration of US$17,249,850 (equivalent to approximately HK$134,548,830). According to Tax-News.com of Washington, Panama has topped the International Living's Retirement Index for the six consecutive years in 2006. Panama has increasingly become a popular location for retired foreigners to relocate and enjoy their retirement.

(II) INVESTMENT PROPERTIES

During the period under review, the Group's Investment Properties Division to which property investments located mainly in Hong Kong and PRC has realized profit of approximately HK$2,737,000.

(III) OEM Business

For the six months ended 31 December 2006, the OEM electronic business continued to be the Group's stable source of income. In spite of the fierce market competition, the Group's OEM manufacturing line was supported by an established customer base, which enable the Group to maintain its market share in the industry. The Group has strengthened its competitiveness by implementing proactive measures for resource allocation, aiming to reduce the cost and to focus more on higher-growth products.

OUTLOOK

(I) RESORT DEVELOPMENT

The BVI Project continues to be the Group's core project in its resort business. With a well-developed master plan being approved and various permits and approvals being obtained from the local government, the Group schedules the groundbreaking ceremony to be held in May 2007, and the pre-sales to be launched in 2nd quarter of 2007. Currently, the Group is negotiating with two five-star luxury hotels in regard of the management of its hotel and branding.

The land acquired in Panama will be yet another significant resort development for the Group. The Group utilizes its past experience and expertise gained from the development of the BVI Project and applies it to develop the business in Panama. The Group is confident with the prospect and future growth of the Province of Chiriqui. The Group is expected to accumulate a total of about 77.17 million square feet of land in its land bank upon completion of the Panama acquisition.

In view of the promising development of the resort and property sector, the Group will keep exploring more suitable opportunities to further expand its resort business and bring sustainable return to its shareholders.

(II) OEM Business

Wideland Electronics Limited, the Group's subsidiary, has moved to a bigger factory in Shenzhen, PRC. The new factory has commenced operation in April 2006 and the facility is in good condition. The production capacity has been improved as a result of the relocation. The Company expects further increase in its competitiveness in the industry.

Given the strong economic growth and great potential in resort and property sector, the Group expects a positive growth in its resort development business. The management will continue to explore for more investment and project development opportunities in resort and property markets in a view to optimize profits. The management is confident of the prospects of the Company.

PLEDGE OF ASSETS

As at 31 December 2006, the carrying values of investment properties, prepaid lease payments, property, plant and equipment pledged by the Group to secure banking facilities granted to the Group amount to HK$183,750,000 (30 June 2006: HK$178,750,000), HK$216,000 (30 June 2006: HK$216,000) and HK$1,398,000 (30 June 2006: HK$1,398,000) respectively. As at 31 December 2006, the Group has also pledged its fixed deposit of HK$3,119,000 (30 June 2006: HK$3,059,000).

LIQUIDITY AND FINANCIAL INFORMATION

As at 31 December 2006, the Group's total net asset value and borrowings amounted to HK$441.8 million and HK$51.1 million respectively, representing a gearing ratio of 11.5%. In addition, the majority of the Group's assets were in Hong Kong, hence US dollars and the exposure of foreign exchange was insignificant to the Group.

EMPLOYEE INFORMATION

As at 31 December 2006, the Group employed a total of 337 full-time employees.

The Group's emolument policies are formulated on the basis of performance of individual employees and are reviewed annually. The Group also provides medical insurance coverage and provident fund scheme (as the case may be) to its employees depending on the location of such employees.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, the Company repurchased 18,710,000 ordinary shares of the Company ("Shares") on the Stock Exchange at an aggregate consideration of HK$9,512,000. All of the Shares were subsequently cancelled. The nominal value of the cancelled Shares being HK$187,100 was credited to the capital redemption reserve and the relevant aggregate consideration of HK$9,512,000 was paid out from the Company's accumulated losses. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Purchase price per share Highest price paid per share *HK$*	 Lowest price paid per share *HK$*	Aggregate consideration *HK$'000*
July 2006	5,000,000	0.560	0.470	2,509
August 2006	4,160,000	0.550	0.500	2,200
September 2006	2,920,000	0.560	0.540	1,600
October 2006	1,900,000	0.520	0.495	962
November 2006	2,600,000	0.530	0.450	1,294
December 2006	2,130,000	0.470	0.380	947
	18,710,000			9,512

The repurchases were made for the benefit of the shareholders as a whole as they enhance the net asset value and/or earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold, or redeemed any of the listed securities of the Company during the relevant period.

CORPORATE GOVERNANCE

The Company is committed to adopt best corporate governance practices and procedures of the Group. It strives to enhance transparency and independency of operation through the use of effective accountability system to enable a healthy and sustainable development of the Company. The Company has complied with the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the six months ended 31 December 2006.

In order to reinforce independence and accountability, the role of the Chairman is separated from that of the Group's Managing Director in which their respective responsibilities were endorsed by the Board in writing. In addition, more than one-third of the Board comprises of Independent Non-Executive Directors. Among the Independent Non-Executive Directors, more than one of them has appropriate professional qualifications, accounting or related financial management expertise as required by the Listing Rules.

AUDIT COMMITTEE

The Audit Committee comprises of Independent Non-Executive Directors, namely, Mr. Soo Hung Leung, Lincoln J.P. (Chairman of the Audit Committee), Mr. Lun Tsan Kau, Mr. Lo Yun Tai and Mr. Lam Ka Wai, Graham. All of them have related professional qualifications, accounting or related financial management expertise. The Audit Committee has the responsibility to review with the senior management and the Company's external auditors the internal and external audit findings, the accounting principles and practices adopted by the Group pursuant to the Listing Rules, and to discuss with them issues relating to auditing, internal controls, risk management financial reporting matters (including the interim financial report for the six months ended 31 December 2006 before recommending it to the Board for approval) and statutory compliance. The Audit Committee is satisfied that the internal controls and accounting systems of the Group are adequate.

REMUNERATION COMMITTEE

The Remuneration Committee was formed by a majority of Independent Non-Executive Directors which comprises of one executive director, Mr. Hung Kin Sang, Raymond, and two Independent Non-Executive Directors, namely, Mr. Soo Hung Leung, Lincoln J.P. and Mr. Lo Yun Tai. The Remuneration Committee has the responsibility to make recommendations to the Board on the remuneration policy of the Company and its structure. It also reviews specific remuneration packages of all executive Directors and senior management in accordance with the corporate goals and objectives as resolved by the Board from time to time.

MODEL CODE FOR SECURITIES TRANSACTION BY DIRECTORS

The Company has adopted the Model Code for Securities Transaction by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules. Having made specific enquiries of all the Directors, all the Directors have confirmed that they had complied with the required standard set out in the Model Code during the accounting period covered by the interim report for the six months from 1 July 2006 to 31 December 2006.

MEMBERS OF THE BOARD

At the date hereof, the members of the board are as follows:

Executive directors:
Hung Kin Sang, Raymond *(Managing Director)*
Hung Wong Kar Gee, Mimi *(Chairman)*
Fang Chin Ping
Hung Kai Mau, Marcus

Independent non-executive directors:
Soo Hung Leung, Lincoln J.P.
Lo Yun Tai
Lun Tsan Kau
Lam Ka Wai, Graham

By order of the Board
Applied Development Holdings Limited
Hung Kin Sang, Raymond
Managing Director

Hong Kong, 9 March 2007

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司 *

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

UNUSUAL PRICE AND VOLUME MOVEMENT AND RECENT DEVELOPMENTS IN THE STOCK PURCHASE AND JOINT VENTURE AGREEMENT

The Board has noted the recent unusual price movement and trading volume of the shares of the Company and wishes to state that, save for the recent developments of the Transactions as detailed below, the Board is not aware of any reasons for such unusual movement.

The Directors wish to update the shareholders of the Company and the public investors about the recent developments in relation to the Agreement entered into by and among Quorum, InterIsle, Applied Enterprises and Applied Toys on 11 August 2006 regarding the joint venture arrangement to develop the property in Beef Island, the British Virgin Islands.

UNUSUAL MOVEMENT IN PRICE AND TRADING VOLUME

The Board has noted the recent unusual price movement and trading volume of the shares of the Company and wishes to state that, save for the recent developments of the Transactions as detailed below, the Board is not aware of any reasons for such unusual movement.

RECENT DEVELOPMENTS IN THE AGREEMENT

Reference is made to the circular issued by the Company dated 31 August 2006 (the "Circular") regarding, amongst others, the Agreement entered into by and among Quorum, InterIsle, Applied Enterprises and Applied Toys on 11 August 2006 in relation to the joint venture arrangement to develop the property in Beef Island, the British Virgin Islands (the "Agreement") and the announcement dated 30 November 2006 regarding the delay in Closing Date of the Agreement ("Announcement"). Terms used herein shall have the same meanings as those defined in the Circular and the Announcement unless the context otherwise requires.

The Board wishes to inform the Shareholders that negotiations on the terms and conditions of the Initial Loan have reached the final stage as between the lender, Quorum, InterIsle and Applied Enterprises under which InterIsle will arrange for the Initial Loan in the sum of US$51 million (equivalent to approximately HK$397,800,000) to be secured by a first mortgage lien on the Real Property to be provided to Quorum. The Directors have been informed by InterIsle that the proposed bank providing the Initial Loan has

appraised the Real Property for the sum of US$58.5 million (equivalent to approximately HK$456,300,000), representing 14.7% higher than the Initial Loan amount of US$51 million (equivalent to approximately HK$397,800,000).

In addition, the Board is pleased to confirm that the following conditions for the closing of the Transactions have also been fulfilled:

(i) Quorum has received planning approval of the Master Plan from Development Control Authority and all other appropriate governmental authorities of the British Virgin Islands; and

(ii) Quorum has received all other governmental approvals, permits, licenses, authorizations and clearances required for its performance of the Agreement, the Development Agreement and the Initial Development Management Agreement and the transactions contemplated therein.

Currently, Applied Enterprises and InterIsle are in negotiations with both Ritz Carlton LLC and Four Seasons to develop the Real Property into a mixed use 5 star luxury resort. The development of the Project is undergoing readily and the Company expects that the presale of the residential units will take place in the second quarter of 2007.

In view of the above, the Company expects Closing to take place shortly. Accordingly, Applied Enterprises and Quorum have agreed to extend the Closing Date from 31 January 2007 to a later date to be agreed by both parties.

The Board confirms that, save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the board
Applied Development Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Hong Kong, 30 January 2007

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification purpose only*

"Please also refer to the published version of this announcement in the South China Morning Post"

END